OSISKO RECEIVES PROCEEDS OF C$159.4 MILLION FROM PRETIUM
AND ANNOUNCES DEBT REPAYMENT AND APPROVAL FOR UP TO
C$100 MILLION IN SHARE REPURCHASES

(Montréal, December 19, 2018) Osisko Gold Royalties Ltd (“Osisko” or the “Company”) (OR: TSX & NYSE) is pleased to announce that Osisko Bermuda Limited (“OBL”), a wholly owned subsidiary of Osisko, has received proceeds of US$118.5 million (approximately C$159.4 million) from Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. (collectively “Pretium”) in regards to the closing of Pretium’s exercise of its option to fully repurchase OBL’s interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the “Stream Repurchase”).

Osisko expects to use the proceeds from the Stream Repurchase to repay outstanding amounts of approximately C$58 million under the revolving credit facility and to fund share repurchases as part of its previously announced normal course issuer bid (the “NCIB”). Following the above-mentioned debt repayment, Osisko will have approximately C$30 million outstanding on its revolving credit facility.

Sean Roosen, Chair and Chief Executive Officer of Osisko commented: “Given the current market conditions and based on the confidence we have in the strength of our business and the quality of our assets, we believe the Company’s shares are an attractive investment opportunity and are prepared to deploy up to C$100 million towards our share buyback program.”

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash and other factors. Any securities acquired under the NCIB of the Company will be cancelled.

The Stream Repurchase does not affect Osisko’s 2018 gold equivalent ounce production guidance of 77,500 to 82,500 gold equivalent ounces. Osisko continues to retain exposure to the Brucejack mine through its 50% gold offtake interest.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd., a 17.8% interest in Falco Resources Ltd. and a 10.6% interest in Osisko Metals Incorporated.

Osisko is incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward]looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward looking statements. Forward looking statements are not guarantees of performance. These forward looking statements, may involve, but are not limited to the intended use of proceeds of the Stream Repurchase, the guidance in relation to the 2018 gold equivalent ounces production and the investment opportunity related to the common shares of the company. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward looking statements. Information contained in forward looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward looking statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, other than as required by law.